

February 14, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

T Riggs Eckelberry
Chief Executive Officer
OriginOil, Inc.
2020 Century Park East, 14th Floor
Los Angeles, CA 93117

Re: **OriginOil, Inc.**
       Registration Statement on Form SB-2/A
       Filed on: February 5, 2008
       File No.: 333-147980

Dear Mr. Eckelberry:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we have adopted a new system of disclosure rules for smaller companies filing registration statements with the SEC. These rules came into effect on February 4, 2008. We refer to the Final Rule Release No. 33-8876 "Smaller Reporting Company Regulatory Relief and Simplification" dated December 19, 2007 and the "Changeover to the SEC's New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, a Small Entity Compliance Guide" dated January 25, 2008, both of which can be found in our website at www.sec.gov. As a result, please file your amendment on a Form S-1/A filing.

Risk Factors, page 5

      Government Regulations of the Biofuels Industry May Hinder . . ., page 7

2.   The risk factor does not describe the risks associated with government regulations, as indicated in the caption. Please revise your disclosure to better describe to the investors the risks associated with rules and regulations affecting the biofuels industry. Please also explain the meaning of the following

disclosure: "There is no assurance that the biofuels industry or any industry the Company markets to have the proper business and economic incentives to use the Company's technology." If this is a distinct risk, please discuss it in a separate, appropriately captioned risk factor.

Technological change may make our products obsolete . . ., page 8

3. Based on the first sentence of your disclosure, it does not seem that the risk as presented is currently material. Please remove, or explain why this risk is currently material to the company.

We are subject to compliance with securities law . . ., page 9

4. Please elaborate on the facts and circumstances underlying this risk. The fact that you have sold securities in unregistered transactions does not, on its own, explain why this is a material risk. If this risk relates to one or more particular transactions, you should explain that and also disclose the amount of your potential exposure in the event that investors rescinded their purchases.

Management Discussion and Analysis, page 11

Critical Accounting Policies, page 11

5. This section does not seem to relate to you. It is not clear, for example, why you make estimates related to property, plant equipment, or deferred tax assets. Provide additional disclosure that addresses why these estimates bear the risk of change, why they are uncertain, how the estimates were arrived at, how accurate they have been in the past, and whether they are reasonably likely to change in the future. Please note that accounting policies should be discussed where the nature of the estimates involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters, or where the impact of the estimates on the financial condition or operating performance of the company is material. It is not clear from your disclosure why these accounting policies are cited. Please see SEC Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations for further guidance.

Plan of Operation and Financing Needs, page 12

6. We note your revised disclosure in response to comment 18 of our January 14, 2008 letter. However, you have not provided the investors with any information related to (i) where you stand on the prototype-building phase; or (ii) what this phase will entail as far as the work required to achieve a working prototype. Further revise your disclosures to provide the investors with a clearer picture of

your plan of operation during the first six-month period. Further, as we note that you anticipate that the prototyping may take longer than expected, please discuss the factors that you believe could cause a delay.

7. Please explain how you determined the $400,000 marketing budget and why this phase requires more resources than the prototype-building phase.

8. We reissue our comment 22 of our January 14, 2008 letter. It is not clear how long your cash will last and when during the next 12 months you may be forced to shut down due to lack of funding.

Description of Business, page 13

9. In your revised disclosure you state that the intent of your technology is to improve the basic production of algae as a feedstock. Since the success of your business depends on your ability to license your technology, it is important that the investors understand the likelihood of your product's acceptance in the market. Therefore we reissue comment 24 of our January 14, 2008 letter since the information that we encourage you to provide to the investors, will allow them to understand why a licensee would be interested in licensing your technology.

10. We note your revised disclosure in response to comment 28 of our January 14, 2008 letter. Please revise your disclosure by providing additional information about the competitive conditions you will face in view of the competing technology from the companies you have identified as algae feedstock producers. For example, you should consider discussing factors such as the number of such companies, their size, and their geographical location.

Board of Directors, page 17

11. We note your revised disclosure in response to comment 40 of our January 14, 2008 letter. Please explain your statement that you do not currently have any committees and that you have never implemented a "full" audit committee compliant with Sarbanes-Oxley.

Selling Security Holders, page 18

12. We note your revised disclosure in response to comment 44 of our January 14, 2008 letter; however, you do not seem to address the issue raised in the last sentence of our comment. To the extent that both T Riggs Eckelberry and Nicholas Eckelberry disclaim ownership of Tener Riggs Eckelberry's shares, so state.

Plan of Distribution, page 26

13. We note your revised disclosure in response to comment 46 of our January 14, 2008 letter. Please explain your new disclosure related to sales of securities pursuant to Rule 144 of the Securities Act. Since this filing is a registered offering of securities, references to Rule 144 seem misplaced.

Financial Statements, page F-1

14. Please update your filing as required by Rule 310(g) of Regulation S-B to include audited financial statements as of and for the year ended December 31, 2007.

Part II

Recent Sales of Unregistered Securities, page 30

15. We reissue comment 48 of our January 14, 2008 letter. Your revised disclosure on page 5 of the Prospectus Summary states that the selling securities holders acquired their shares in a series of private placements conducted between August and October; however, in your Recent Sales of Unregistered Securities discussion on page 30 you do not list any private placements which took place during the month of September or October. You further state that up to 32,001,455 shares of common stock may be offered and sold pursuant to this registration statement. Please indicate how many of the shares sold in the private placement conducted in August, 2007 and how many of the shares sold in the private placement conducted in November 19, 2007 are subject to this registration statement.

Exhibits, page 30

Exhibit 5.1 – Legal Opinion

16. Please revise the third paragraph of the legal opinion to remove the qualification language at the end of the sentence.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq. (via facsimile @ (212) 930-9725)
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006